To the Board of Directors
Reclaimant, LLC DBA Fortress

We have reviewed the financial statements of the Reclaimant, LLC DBA Fortress (the "Organization") as of and for the year ended December 31, 2016, and the year to date September 30, 2017, and have issued our report thereon dated October 7, 2017. Professional standards require that we provide you with information about our responsibilities under reviewing standards generally accepted in the United States of America, as well as certain information related to the planned scope and timing of our review. We have communicated such information in our letter October 6, 2017. Professional standards also require that we communicate to you the following information related to our review.

Significant Review Findings

Accounting Policies

Management is responsible for the selection and use of appropriate accounting policies. No new accounting policies were adopted and the application of existing policies was not changed during 2016 or 2017.

Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected.

Difficulties Encountered in Performing the Review

We encountered no significant difficulties in dealing with management in performing and completing our review.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the review, other than those that are trivial, and communicate them to the appropriate level of management. We recommended adjusting entries that were recorded by the CPA for the year ended December 31, 2016, and September 30, 2017. These adjustments matched revenue and expenses to the periods and years in which the event was held, instead of the period that the transaction occurred. There were no adjusting entries that we recommended that management chose not to record.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or review matter, whether or not resolved to our satisfaction that could be significant to the financial statements or our reviewers' report. We are pleased to report that no such disagreements arose during the course of our review.

We have requested certain representations from management that are included in the management representations letter dated October 6, 2017.
To the Board of Directors
Reclaimant, LLC DBA Fortress

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about reviewing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Organization's financial statements or a determination of the type of reviewer's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Review Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and review standards, with management each year prior to retention as the Organization's reviewers. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

* * * * * * * * * *

This information is intended solely for the use of the board of directors, management, and others with authorization and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Ivan Henson C.P.A., PLLC
North Richland Hills, Texas
October 6, 2017

Reclaimant, LLC D.B.A.
Fortress Presents

REVIEW OF FINANCIAL STATEMENTS

Month Ended September 30, 2017
with Disclosure Notes

Ivan Henson C.P.A., PLLC
North Richland Hills, Texas
October 4th, 2017

Reclaimant, LLC D.B.A. Fortress Presents

Consolidated Balance Sheets

	As of Sept 30, 2017	As of Dec 31, 2016 (PY)
ASSETS		
Current Assets		
Bank Accounts		
1001 CHASE BANK	28,069.27	134,755.51
Total Bank Accounts	**$ 28,069.27**	**$134,755.51**
Accounts Receivable		
1100 ACCOUNTS RECEIVABLE	0.00	
Total Accounts Receivable	**$ 0.00**	**$ 0.00**
Other Current Assets		
1310 PREPAID EXPENSES	0.00	60,306.64
Total Other Current Assets	**$ 0.00**	**$ 60,306.64**
Total Current Assets	**$ 28,069.27**	**$195,062.15**
TOTAL ASSETS	**$ 28,069.27**	**$195,062.15**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
2000 ACCOUNTS PAYABLE	187,287.15	
Total Accounts Payable	**$ 187,287.15**	**$ 0.00**
Credit Cards		
CHASE CREDIT CARD ...9314	37,788.96	
Total Credit Cards	**$ 37,788.96**	**$ 0.00**
Other Current Liabilities		
2031 DEFERRED REVENUES - 2018 EVENT	240,576.80	13,137.52
2800 SUBORDINATED NOTE PAYABLE TO MEMBER - RAMTIN	120,000.00	
2801 SUBORDINATED NOTE PAYABLE TO MEMBER - ALEC	104,140.96	
2802 SUBORDINATED NOTE PAYABLE - GEDEVCO HOLDINGS	100,000.00	
Total Other Current Liabilities	**$ 564,717.76**	**$ 13,137.52**
Total Current Liabilities	**$ 789,793.87**	**$ 13,137.52**
Long-Term Liabilities		
2500 NOTE PAYABLE - KABBAGE	32,733.32	
Total Long-Term Liabilities	**$ 32,733.32**	**$ 0.00**
Total Liabilities	**$ 822,527.19**	**$ 13,137.52**
Equity		
3000 MEMBER CONTRIBUTIONS		
3000-01 MEM CONTR - GEDEVCO HOLDINGS,LLC	25,000.00	25,000.00

3000-02 MEM CONTR - CHRISTOPHER KERR	15,000.00	15,000.00
3000-03 MEM CONTR - TIBAUT BOWMAN	12,000.00	12,000.00
3000-04 MEM CONTR - JACOB & KARINA ZIDE	8,000.00	8,000.00
3000-05 MEM CONTR - ALEXANDRA & GRANT FRANKEL	14,000.00	12,000.00
3000-06 MEM CONTR - ALEC JHANGIANI	8,000.00	8,000.00
3000-07 MEM CONTR - RAMTIN NIKZAD	8,000.00	8,000.00
3000-08 MEM CONTR - GEORGE KOSTOHRYZ III TRUST	20,000.00	20,000.00
3000-09 MEM CONTR - KATHERINE A. GRELLA	25,000.00	25,000.00
3000-10 MEM CONTR - MATTHEW SMITH	12,000.00	12,000.00
3000-11 MEM CONTR - RICHARD H. SAUNDERS	12,000.00	12,000.00
3000-12 MEM CONTR - BLASON FAMILY, LLC	36,000.00	36,000.00
3000-13 MEM CONTR - CAM 2014 EXEMPT LEGACY TRUST	8,000.00	8,000.00
3000-14 MEM CONTR - ARR CAPITAL, LLC	60,000.00	60,000.00
3000-15 MEM CONTR - GEDEVCO HOLDINGS	39,000.00	
Total 3000 MEMBER CONTRIBUTIONS	$ 302,000.00	$261,000.00
3000-16 GEDEVCO HOLDINGS - ROUND #2 CAPITAL CONTR	50,000.00	
3020 RETAINED EARNINGS - PRIOR PERIOD	(79,075.37)	
Net Income	(1,067,382.55)	(79,075.37)
Total Equity	($ 794,457.92)	$181,924.63
TOTAL LIABILITIES AND EQUITY	$ 28,069.27	$195,062.15

See accompanying notes to Financial Statements.

Reclaimant, LLC D.B.A. Fortress Presents

Consolidated Statements of Comprehensive Income

	Jan – Sept 30 2017	Jan - Dec 2016 (PY)
Income		
4001 TICKET SALES	320,900.55	
4002 CONCESSIONS	30,880.69	
4003 SPONSORSHIPS	92,377.00	
4004 VENDORS	5,280.42	
4006 PARKING	970.00	
4007 EVENT SERVICES	20,000.00	
4008 OTHER MISC INCOME	90.90	
Total Income	$ 470,499.56	$ 0.00
Cost of Goods Sold		
5000 PRODUCTION		
5001-00 WASTE SERVICES	33,735.56	
5001-02 DUMPSTERS	910.31	
Total 5001-00 WASTE SERVICES	$ 34,645.87	$ 0.00

5015-00 SITE RENTALS	2,291.84	
5015-01 ELECTRICAL RENTALS AND SERVICES	23,777.52	
5015-06 GOLF CARTS/MULES	3,553.04	
Total 5015-00 SITE RENTALS	**$ 29,622.40**	**$ 0.00**
5020-00 CAD SITE PLAN	2,150.00	
5020-02 GPS CAD DEVELOPMENT	315.45	
Total 5020-00 CAD SITE PLAN	**$ 2,465.45**	**$ 0.00**
5030-00 LIGHTING & VIDEO	47,850.68	
5030-08 PROJECTIONS	1,450.00	
Total 5030-00 LIGHTING & VIDEO	**$ 49,300.68**	**$ 0.00**
5035-00 AUDIO	51,630.57	
5040-00 STAGING		
5040-02 BUILDOUT STAGES	2,690.01	
Total 5040-00 STAGING	**$ 2,690.01**	**$ 0.00**
5045-00 BACKLINE	4,990.06	
5050-00 STAFFING		
5050-02 PRODUCTION STAFF	13,062.00	
5050-03 STAGE STAFF	6,471.25	
5050-04 SITE CREW	14,550.00	
5050-05 VENDOR CREW	14,624.73	
5050-08 LOADERS/THIRD PARTY LABOR	15,830.80	
5050-09 OFF DUTY LOCAL POLICE	11,440.00	
5050-11 EVENT SECURITY	39,195.70	
5050-12 JANITORIAL SERVICES	12,036.17	
5050-14 ACCESSIBILITY STAFF	2,000.00	
5050-17 PRODUCTION STAFF LODGING	9,969.59	
Total 5050-00 STAFFING	**$ 139,180.24**	**$ 0.00**
5060-00 RENTALS		
5062-00 SHUTTLES/VEHICLE RENTAL		
5062-03 FUEL	318.14	
Total 5062-00 SHUTTLES/VEHICLE RENTAL	**$ 318.14**	**$ 0.00**
5064-00 WALKIE TALKIES	4,373.30	
5066-00 TENTS AND EVENT SUPPLY RENTALS	21,381.01	
Total 5060-00 RENTALS	**$ 26,072.45**	**$ 0.00**
5070-00 MISC PURCHASES/SERVICES	(4.53)	
5071-00 CATERING		
5071-01 ARTIST & STAFF CATERING	23,507.46	
5071-02 CATERING SUPPLIES	147.43	
Total 5071-00 CATERING	**$ 23,654.89**	**$ 0.00**
5072-00 VIP ACTIVATION	1,065.94	
5072-01 CONCEPTING & MANAGEMENT	435.00	
5072-02 PERKS & MISC EXTRAS	2,099.98	

5072-04 VIP STAFF		6,810.00		
5072-06 VIP FURNITURE/DESIGN		6,165.92		
Total 5072-00 VIP ACTIVATION	**$**	**16,576.84**	**$**	**0.00**
5074-00 INTERNET				
5074-01 EQUIPMENT & SERVICE		8,116.59		
Total 5074-00 INTERNET	**$**	**8,116.59**	**$**	**0.00**
5075-00 SIGNAGE & ART				
5075-01 FESTIVAL SIGNAGE		487.13		
Total 5075-00 SIGNAGE & ART	**$**	**487.13**	**$**	**0.00**
5076-00 MERCHANDISE				
5076-01 SOFT GOODS		20,392.75		
Total 5076-00 MERCHANDISE	**$**	**20,392.75**	**$**	**0.00**
5077-00 CONTINGENCY				
5077-01 MISC EXPENSES		3,816.24		
Total 5077-00 CONTINGENCY	**$**	**3,816.24**	**$**	**0.00**
Total 5070-00 MISC PURCHASES/SERVICES	**$**	**73,039.91**	**$**	**0.00**
5080-00 PERIMETER OPERATIONS, PERMITTING, & SAFETY				
5081-00 CITY RELATED				
5081-01 CITY FACILITY/PARK RENTAL		1,000.00		
5081-05 FIRE WATCH		3,175.00		
Total 5081-00 CITY RELATED	**$**	**4,175.00**	**$**	**0.00**
5082-00 TRAFFIC PLANNING				
5082-02 STREET CLOSURE FEES		150.00		
Total 5082-00 TRAFFIC PLANNING	**$**	**150.00**	**$**	**0.00**
5083-00 PARKING & RENTAL FEES		5.00		
Total 5080-00 PERIMETER OPERATIONS, PERMITTING, & SAFETY	**$**	**4,330.00**	**$**	**0.00**
5085-00 VENUE				
5086-00 VENUE RENTAL COSTS				
5086-01 VENUE RENTAL		11,350.00		
5086-02 UTILITY FEES		2,500.00		
5086-05 VENUE BAR BUYOUT		24,370.96		
Total 5086-00 VENUE RENTAL COSTS	**$**	**38,220.96**	**$**	**0.00**
5087-00 GROUNDS & REPAIRS				
5087-01 WEATHER CONTINGENCY/MULCH		1,593.37		
Total 5087-00 GROUNDS & REPAIRS	**$**	**1,593.37**	**$**	**0.00**
Total 5085-00 VENUE	**$**	**39,814.33**	**$**	**0.00**
Total 5000 PRODUCTION	**$**	**457,781.97**	**$**	**0.00**
5100 TALENT				
5101-00 BOOKING FEES		527,027.64		
5125-00 GROUND TRANSPORTATION				
5125-01 DRIVERS		3,018.48		
5125-02 VAN RENTAL		3,216.91		

5125-04 FUEL	105.27	
Total 5125-00 GROUND TRANSPORTATION	**$ 6,340.66**	**$ 0.00**
5140-00 STAFF		
5140-05 STAFF HOTELS	1,973.62	
Total 5140-00 STAFF	**$ 1,973.62**	**$ 0.00**
Total 5100 TALENT	**$ 535,341.92**	**$ 0.00**
5200 PROMOTIONAL EXPENSES		
5201-00 PROMOTION		
5201-01 PRINT	5,075.00	
5201-02 RADIO	19,010.00	
5201-03 DIGITAL ADVERTSING	34,855.88	4,639.50
5201-04 OUTDOOR	15,072.00	
5201-05 OTHER	645.00	10.00
5201-06 SOCIAL	36,065.51	991.41
5201-07 SEO & ANALYTICS	4,125.00	1,000.00
5201-08 STREET TEAM	5,289.00	
5201-11 PUBICITY/PR	11,257.02	3,000.00
5201-12 PROMOTIONAL ITEMS	2,039.89	318.86
5201-13 VIDEO PRODUCTION (PROMOTIONAL)	300.00	2,372.45
Total 5201-00 PROMOTION	**$ 133,734.30**	**$ 12,332.22**
5202-00 DESIGN		
5202-01 GRAPHIC DESIGN	6,647.70	3,125.00
5202-02 WEBSITE DESIGN & DEVELOPMENT	16,667.75	9,147.89
Total 5202-00 DESIGN	**$ 23,315.45**	**$ 12,272.89**
5203-00 ON SITE	294.00	
5203-01 PHOTO TEAM/EDITING	2,000.00	
5203-02 VIDEO TEAM/EDITING	5,000.00	
5203-03 SOCIAL MEDIA/STAFF	3,365.67	
Total 5203-00 ON SITE	**$ 10,659.67**	**$ 0.00**
5204-00 PRINTING - PROMOTION	1,786.13	
Total 5200 PROMOTIONAL EXPENSES	**$ 169,495.55**	**$ 24,605.11**
5300 OTHER DIRECT EXPENSES	29.66	
5301-00 MANAGEMENT FEES	26,000.00	25,000.00
5302-00 INSURANCE		
5302-01 EVENT INSURANCE	36,398.65	
Total 5302-00 INSURANCE	**$ 36,398.65**	**$ 0.00**
5303-00 EVENT PROFESSIONAL FEES		
5303-01 ASCAP/BMI FEES	1,751.00	
5303-02 EVENT LEGAL FEES	7,536.20	
Total 5303-00 EVENT PROFESSIONAL FEES	**$ 9,287.20**	**$ 0.00**
5304-00 EVENT TRAVEL & LODGING		
5304-01 FLIGHTS	341.60	150.00

5304-02 TRANSPORTATION	254.72	432.37
5304-03 HOTELS	11,836.74	632.31
Total 5304-00 EVENT TRAVEL & LODGING	**$ 12,433.06**	**$ 1,214.68**
5305-00 MISC EVENT EXPENSES	750.47	
5305-01 EVENT MEALS & ENTERTAINMENT	3,852.20	1,192.20
5305-02 TEAM BUILDING ACTIVITIES	63.00	
Total 5305-00 MISC EVENT EXPENSES	**$ 4,665.67**	**$ 1,192.20**
5306-00 CONSULTING FEES	4,800.00	
5307-00 TICKETING FEES	14,710.00	
5307-01 BOX OFFICE STAFF	2,185.00	
5308-00 WRISTBANDS	21,210.00	
Total 5300 OTHER DIRECT EXPENSES	**$ 131,719.24**	**$ 27,406.88**
5400-00 CONTRACT LABOR / COMMISSIONS		
5400-01 BOOKING COMMISSIONS	76,111.18	
5400-02 MARKETING COMMISSIONS	16,320.00	
5400-03 SPONSORSHIP TEAM	20,500.00	200.00
5400-04 PRODUCTION COMMISSIONS	82,546.31	
5400-05 MARKETING STAFFING	5,128.77	2,547.75
Total 5400-00 CONTRACT LABOR / COMMISSIONS	**$ 200,606.26**	**$ 2,747.75**
Total Cost of Goods Sold	**$ 1,494,944.94**	**$ 54,759.74**
Gross Profit	**($ 1,024,445.38)**	**($ 54,759.74)**
Expenses		
6300 BANK FEES & SERVICE CHARGES	944.04	15.00
6420 RENT OR LEASE	1,700.00	
6510 COMPUTER EXPENSE	248.67	0.00
6600 OFFICE SUPPLIES	541.44	285.31
6610 POSTAGE	4.90	104.60
6620 DUES & SUBSCRIPTIONS	747.29	42.64
6720 LEGAL & PROFESSIONAL	23,224.60	15,382.60
6800 CORPORATE TRAVEL & LODGING	6.00	2,293.00
6810 CORPORATE MEALS & ENTERTAINMENT	1,009.21	1,362.64
6825 MARKETING	527.45	565.85
6830 CHARITABLE CONTRIBUTIONS	3,000.00	
6890 MISCELLANEOUS	5.00	122.09
6900 RESEARCH & DEVELOPMENT	374.04	4,141.90
Total Expenses	**$ 32,332.64**	**$ 24,315.63**
Net Operating Income	**($ 1,056,778.02)**	**($ 79,075.37)**
Other Expenses		
6301 INTEREST EXPENSE	10,552.53	
6990 FINES & PENALTIES	52.00	
9999 SUSPENSE		0.00
Total Other Expenses	**$ 10,604.53**	**$ 0.00**

Net Other Income or Loss	**($ 10,604.53)**	**$ 0.00**
Net Income	**($ 1,067,382.55)**	**($ 79,075.37)**

See accompanying notes to Financial Statements.

Reclaimant, LLC D.B.A. Fortress Presents

Consolidated Statements of Changes in Shareholders Equity

Equity	As of Sept 30, 2017	As of Dec 31, 2016 (PY)
3000 MEMBER CONTRIBUTIONS		
3000-01 MEM CONTR - GEDEVCO HOLDINGS,LLC	25,000.00	25,000.00
3000-02 MEM CONTR - CHRISTOPHER KERR	15,000.00	15,000.00
3000-03 MEM CONTR - TIBAUT BOWMAN	12,000.00	12,000.00
3000-04 MEM CONTR - JACOB & KARINA ZIDE	8,000.00	8,000.00
3000-05 MEM CONTR - ALEXANDRA & GRANT FRANKEL	14,000.00	12,000.00
3000-06 MEM CONTR - ALEC JHANGIANI	8,000.00	8,000.00
3000-07 MEM CONTR - RAMTIN NIKZAD	8,000.00	8,000.00
3000-08 MEM CONTR - GEORGE KOSTOHRYZ III TRUST	20,000.00	20,000.00
3000-09 MEM CONTR - KATHERINE A. GRELLA	25,000.00	25,000.00
3000-10 MEM CONTR - MATTHEW SMITH	12,000.00	12,000.00
3000-11 MEM CONTR - RICHARD H. SAUNDERS	12,000.00	12,000.00
3000-12 MEM CONTR - BLASON FAMILY, LLC	36,000.00	36,000.00
3000-13 MEM CONTR - CAM 2014 EXEMPT LEGACY TRUST	8,000.00	8,000.00
3000-14 MEM CONTR - ARR CAPITAL, LLC	60,000.00	60,000.00
3000-15 MEM CONTR - GEDEVCO HOLDINGS	39,000.00	
Total 3000 MEMBER CONTRIBUTIONS	$ 302,000.00	$261,000.00
3000-16 GEDEVCO HOLDINGS - ROUND #2 CAPITAL CONTR	50,000.00	
3020 RETAINED EARNINGS - PRIOR PERIOD	(79,075.37)	
Net Income	(1,067,382.55)	(79,075.37)
Total Equity	($ 794,457.92)	$181,924.63

See accompanying notes to Financial Statements.

Reclaimant, LLC D.B.A. Fortress Presents

STATEMENTS OF CASH FLOWS

January – September 30, 2017

	Total
OPERATING ACTIVITIES	
Net Income	-1,067,382.55
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1100 ACCOUNTS RECEIVABLE	0.00
1310 PREPAID EXPENSES	60,306.64
2000 ACCOUNTS PAYABLE	187,287.15
CHASE CREDIT CARD ...9314	37,788.96
2031 DEFERRED REVENUES - 2018 EVENT	227,439.28
2800 SUBORDINATED NOTE PAYABLE TO MEMBER - RAMTIN	120,000.00
2801 SUBORDINATED NOTE PAYABLE TO MEMBER - ALEC	104,140.96
2802 SUBORDINATED NOTE PAYABLE - GEDEVCO HOLDINGS	100,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$ 836,962.99**
Net cash provided by operating activities	**-$ 230,419.56**
FINANCING ACTIVITIES	
2500 NOTE PAYABLE - KABBAGE	32,733.32
3000-05 MEMBER CONTRIBUTIONS:MEM CONTR - ALEXANDRA & GRANT FRANKEL	2,000.00
3000-15 MEMBER CONTRIBUTIONS:MEM CONTR - GEDEVCO HOLDINGS	39,000.00
3000-16 GEDEVCO HOLDINGS - ROUND #2 CAPITAL CONTR	50,000.00
Net cash provided by financing activities	**$ 123,733.32**
Net cash increase for period	**-$ 106,686.24**
Cash at beginning of period	134,755.51
Cash at end of period	**$ 28,069.27**

See accompanying notes to Financial Statements.

Reclaimant, LLC D.B.A. Fortress Presents
NOTES TO FINANCIAL STATEMENTS

September 30, 2017

A. Nature of Activities

Reclaimant, LLC D.B.A. Fortress Presents (the "Organization") was organized in Texas as a for profit company.

B. Summary of Significant Accounting Policies

A summary of the Organization's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Basis of Accounting

The accounting policies of an entity are the specific accounting principles and the methods of applying those principles that are judged by the management of the entity to be the most appropriate in the circumstances to present fairly financial positions, cash flows, and results of operations in accordance with generally accepted accounting principles (GAAP) and that, accordingly, have been adopted for preparing the financial statements.

The accounting policies adopted by an entity can affect significantly the presentation of its financial position, cash flows, and results of operations. Accordingly, the usefulness of financial statements for purposes of making economic decisions about the entity depends significantly upon the user's understanding of the accounting policies followed by the entity.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Organization considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Organization had no such investments at September 30, 2017. The Organization maintains cash deposits in one bank account to better track expenses.

C. Summary of Significant Accounting Policies – continued

Contributions and Pledges

The Organization accounts for income in accordance with FASB *Entities: Revenue Recognition.*

Reclaimant, LLC D.B.A. Fortress Presents

NOTES TO FINANCIAL STATEMENTS (continued)

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets for financial reporting purposes. Expenditures for major renewals and betterments that extend the useful lives are capitalized. Expenditures for normal maintenance and repairs are expensed as incurred. The cost of assets sold or abandoned and the related accumulated depreciation are eliminated from the accounts and any gains or losses are reflected in the accompanying statement of activities and changes in net deficiency in assets. The estimated useful life of the property and equipment approximates 5 years; leasehold improvements at 15 years; web sites and computer software at 3 years; furniture at 7 years.

Advertising and Promotional Costs

Advertising and Promational costs are expensed as incurred. Advertising expense was approximately $ 133,734.30 as of September 30, 2017.

Federal Income Taxes

The Organization follows the guidance under FASB *Income Taxes*, which prescribes a comprehensive model for the financial statement recognition, measurement, presentation, and disclosure of uncertain in tax positions taken or expected to be taken in income tax returns. Management believes that it has not taken a tax position that, if challenged, would have a material effect on the Organization's financial statements. The Organization files tax forms in the federal jurisdiction within the United States and as of December 31, 2016, the Organization's tax returns related to the years ended December 31, 2016 has been filed remain open to possible examination by the Internal Revenue Service; however no tax returns are currently under examination.

Fixed Assets

As of September 30st, 2017 The Organization has no fixed assets to report.

D. Long-Term Debt

During 2017, the Organization has a long term loan from Kabbage in the amount of $32,733.32.

Related Party

During 2017, the Organization had the following related party loans,

2800 SUBORDINATED NOTE PAYABLE TO MEMBER - RAMTIN	120,000.00
2801 SUBORDINATED NOTE PAYABLE TO MEMBER - ALEC	104,140.96

Reclaimant, LLC D.B.A. Fortress Presents

NOTES TO FINANCIAL STATEMENTS (continued)

Commitments

The Organization does not lease office space or any equipment under an operating lease.
The Organization pays $4,828.17 per month in principle and interest on the loan from Kabbage.

Subsequent Events

In preparing the accompanying financial statements, management has evaluated all subsequent events and transactions for potential recognition or disclosure through September 2017, the date the financial statements were available for issuance.

Reclaimant, LLC D.B.A.
Fortress Presents

REVIEW OF FINANCIAL STATEMENTS

Years Ended December 31, 2016
with Disclosure Notes

Ivan Henson C.P.A., PLLC
North Richland Hills, Texas
October 4th, 2017

Reclaimant, LLC D.B.A. Fortress Presents

Consolidated Balance Sheets

	Dec 31, 16	Dec 31, 15
ASSETS		
Current Assets		
Checking/Savings		
1101 · Chase Bank	134,755.51	0.00
Total Checking/Savings	**134,755.51**	**0.00**
Accounts Receivable		
1100 · Accounts Receivable		
1100 · Receivables	0.00	0.00
Total 1100 · Accounts Receivable	0.00	0.00
Total Accounts Receivable	0.00	0.00
Other Current Assets		
1310 · Prepaid Expenses	60,306.64	0.00
Total Other Current Assets	60,306.64	0.00
Total Current Assets	**195,062.15**	**0.00**
TOTAL ASSETS	**195,062.15**	**0.00**
LIABILITIES & NET DEFICIENCY IN ASSETS		
Liabilities		
Current Liabilities		
Accounts Payable		
2000 · Accounts Payable	0.00	0.00
Total Accounts Payable	0.00	0.00
Other Current Liabilities		
2031 · Deferred Revenues	13,137.52	0.00
2800 · Subordinated Notes Payable To members	0.00	0.00
Total Other Current Liabilities	0.00	0.00
Total Current Liabilities	**0.00**	**0.00**
Equity		
3000 · Member Contributions		
3000-01 · Gedevco Holdings, LLC	25,000.00	0.00
3000-02 · Christopher Kerr	15,000.00	0.00
3000-03 · Tibaut Bowman	12,000.00	0.00
3000-04 · Jacob & Karina Zide	8,000.00	0.00
3000-05 · Alexandra & Grant Frankel	12,000.00	0.00
3000-06 · Alec Jhangiani	8,000.00	0.00

3000-07 · Ramtin Nikzad	8,000.00	0.00
3000-08 · George Kostohryz III Trust	20,000.00	0.00
3000-09 · Katherine A Grella	25,000.00	0.00
3000-10 · Matthew Smith	12,000.00	0.00
3000-11 · Richard H Saunders	12,000.00	0.00
3000-12 · Blason Family, LLC	36,000.00	0.00
3000-13 · CAM 2014 Exempt Legacy	8,000.00	0.00
3000-14 · ARR Capital, LLC	60,00.00	0.00
3000-15 · Gedevco Holdings	0.00	0.00
Total 3000 · Member Contributions	261,000.00	0.00
3020 Retained Earnings/Net Income	(79,075.37)	0.00
Total Equity	**181,924.63**	**0.00**
TOTAL LIABILITIES & EQUITY	**195,062.15**	**0.00**

See accompanying notes to Financial Statements.

Reclaimant, LLC D.B.A. Fortress Presents

Consolidated Statements of Comprehensive Income

	Jan - Dec 2016	Jan - Dec 2015 (PY)
Income		
Total Income		
Cost of Goods Sold		
5200 PROMOTIONAL EXPENSES		
5201-00 PROMOTION		
5201-03 DIGITAL ADVERTSING	4,639.50	
5201-05 OTHER	10.00	
5201-06 SOCIAL	991.41	
5201-07 SEO & ANALYTICS	1,000.00	
5201-11 PUBICITY/PR	3,000.00	
5201-12 PROMOTIONAL ITEMS	318.86	
5201-13 VIDEO PRODUCTION (PROMOTIONAL)	2,372.45	
Total 5201-00 PROMOTION	$ 12,332.22	$ 0.00

5202-00 DESIGN		
5202-01 GRAPHIC DESIGN	3,125.00	
5202-02 WEBSITE DESIGN & DEVELOPMENT	9,147.89	
Total 5202-00 DESIGN	$ 12,272.89	$ 0.00
Total 5200 PROMOTIONAL EXPENSES	$ 24,605.11	$ 0.00
5300 OTHER DIRECT EXPENSES		
5301-00 MANAGEMENT FEES	25,000.00	
5304-00 EVENT TRAVEL & LODGING		
5304-01 FLIGHTS	150.00	
5304-02 TRANSPORTATION	432.37	
5304-03 HOTELS	632.31	
Total 5304-00 EVENT TRAVEL & LODGING	$ 1,214.68	$ 0.00
5305-00 MISC EVENT EXPENSES		
5305-01 EVENT MEALS & ENTERTAINMENT	1,192.20	
Total 5305-00 MISC EVENT EXPENSES	$ 1,192.20	$ 0.00
Total 5300 OTHER DIRECT EXPENSES	$ 27,406.88	$ 0.00
5400-00 CONTRACT LABOR / COMMISSIONS		
5400-03 SPONSORSHIP TEAM	200.00	
5400-05 MARKETING STAFFING	2,547.75	
Total 5400-00 CONTRACT LABOR / COMMISSIONS	$ 2,747.75	$ 0.00
Total Cost of Goods Sold	$ 54,759.74	$ 0.00
Gross Profit	($ 54,759.74)	$ 0.00
Expenses		
6300 BANK FEES & SERVICE CHARGES	15.00	
6510 COMPUTER EXPENSE	0.00	
6600 OFFICE SUPPLIES	285.31	

6610 POSTAGE	104.60	
6620 DUES & SUBSCRIPTIONS	42.64	
6720 LEGAL & PROFESSIONAL	15,382.60	
6800 CORPORATE TRAVEL & LODGING	2,293.00	
6810 CORPORATE MEALS & ENTERTAINMENT	1,362.64	
6825 MARKETING	565.85	
6890 MISCELLANEOUS	122.09	
6900 RESEARCH & DEVELOPMENT	4,141.90	
Total Expenses	$ 24,315.63	$ 0.00
Net Operating Income	($ 79,075.37)	$ 0.00
Other Expenses		
9999 SUSPENSE	0.00	
Total Other Expenses	$ 0.00	$ 0.00
Net Other Income	$ 0.00	$ 0.00
Net Income	($ 79,075.37)	$ 0.00

See accompanying notes to Financial Statements.

Reclaimant, LLC D.B.A. Fortress Presents

Consolidated Statements of Changes in Shareholders Equity

Equity	Dec 31, 16	Dec 31, 15
3000 MEMBER CONTRIBUTIONS		
3000-01 MEM CONTR - GEDEVCO HOLDINGS,LLC	25,000.00	
3000-02 MEM CONTR - CHRISTOPHER KERR	15,000.00	
3000-03 MEM CONTR - TIBAUT BOWMAN	12,000.00	
3000-04 MEM CONTR - JACOB & KARINA ZIDE	8,000.00	
3000-05 MEM CONTR - ALEXANDRA & GRANT FRANKEL	12,000.00	
3000-06 MEM CONTR - ALEC JHANGIANI	8,000.00	
3000-07 MEM CONTR - RAMTIN NIKZAD	8,000.00	
3000-08 MEM CONTR - GEORGE KOSTOHRYZ III TRUST	20,000.00	
3000-09 MEM CONTR - KATHERINE A. GRELLA	25,000.00	
3000-10 MEM CONTR - MATTHEW SMITH	12,000.00	

3000-11 MEM CONTR - RICHARD H. SAUNDERS	12,000.00		
3000-12 MEM CONTR - BLASON FAMILY, LLC	36,000.00		
3000-13 MEM CONTR - CAM 2014 EXEMPT LEGACY TRUST	8,000.00		
3000-14 MEM CONTR - ARR CAPITAL, LLC	60,000.00		
Total 3000 MEMBER CONTRIBUTIONS	**$261,000.00**	**$**	**0.00**
3020 RETAINED EARNINGS - PRIOR PERIOD			
Net Income	-79,075.37		
Total Equity	**$181,924.63**	**$**	**0.00**

See accompanying notes to Financial Statements.

Reclaimant, LLC D.B.A. Fortress Presents

STATEMENTS OF CASH FLOWS

January - December 2016

		Total
OPERATING ACTIVITIES		
Net Income		-79,075.37
Adjustments to reconcile Net Income to Net Cash provided by operations:		
1310 PREPAID EXPENSES		-60,306.64
2031 DEFERRED REVENUES - 2018 EVENT		13,137.52
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$**	**47,169.12**
Net cash provided by operating activities	**-$**	**126,244.49**
FINANCING ACTIVITIES		
3000-01 MEMBER CONTRIBUTIONS:MEM CONTR - GEDEVCO HOLDINGS,LLC		25,000.00
3000-02 MEMBER CONTRIBUTIONS:MEM CONTR - CHRISTOPHER KERR		15,000.00
3000-03 MEMBER CONTRIBUTIONS:MEM CONTR - TIBAUT BOWMAN		12,000.00
3000-04 MEMBER CONTRIBUTIONS:MEM CONTR - JACOB & KARINA ZIDE		8,000.00
3000-05 MEMBER CONTRIBUTIONS:MEM CONTR - ALEXANDRA & GRANT FRANKEL		12,000.00
3000-06 MEMBER CONTRIBUTIONS:MEM CONTR - ALEC JHANGIANI		8,000.00
3000-07 MEMBER CONTRIBUTIONS:MEM CONTR - RAMTIN NIKZAD		8,000.00
3000-08 MEMBER CONTRIBUTIONS:MEM CONTR - GEORGE KOSTOHRYZ III TRUST		20,000.00
3000-09 MEMBER CONTRIBUTIONS:MEM CONTR - KATHERINE A. GRELLA		25,000.00
3000-10 MEMBER CONTRIBUTIONS:MEM CONTR - MATTHEW SMITH		12,000.00
3000-11 MEMBER CONTRIBUTIONS:MEM CONTR - RICHARD H. SAUNDERS		12,000.00
3000-12 MEMBER CONTRIBUTIONS:MEM CONTR - BLASON FAMILY, LLC		36,000.00
3000-13 MEMBER CONTRIBUTIONS:MEM CONTR - CAM 2014 EXEMPT LEGACY TRUST		8,000.00
3000-14 MEMBER CONTRIBUTIONS:MEM CONTR - ARR CAPITAL, LLC		60,000.00
Net cash provided by financing activities	**$**	**261,000.00**
Net cash increase for period	**$**	**134,755.51**
Cash at end of period	**$**	**134,755.51**

See accompanying notes to Financial Statements.

Reclaimant, LLC D.B.A. Fortress Presents
NOTES TO FINANCIAL STATEMENTS

December 31, 2016

A. Nature of Activities

Reclaimant, LLC D.B.A. Fortress Presents (the "Organization") was organized in Texas as a for profit company.

B. Summary of Significant Accounting Policies

A summary of the Organization's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Basis of Accounting

The accounting policies of an entity are the specific accounting principles and the methods of applying those principles that are judged by the management of the entity to be the most appropriate in the circumstances to present fairly financial positions, cash flows, and results of operations in accordance with generally accepted accounting principles (GAAP) and that, accordingly, have been adopted for preparing the financial statements.

The accounting policies adopted by an entity can affect significantly the presentation of its financial position, cash flows, and results of operations. Accordingly, the usefulness of financial statements for purposes of making economic decisions about the entity depends significantly upon the user's understanding of the accounting policies followed by the entity.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Organization considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Organization had no such investments at December 31, 2016. The Organization maintains cash deposits in one bank account to better track expenses.

C. Summary of Significant Accounting Policies – continued

Contributions and Pledges

The Organization accounts for income in accordance with FASB *Entities: Revenue Recognition.*

Reclaimant, LLC D.B.A. Fortress Presents

NOTES TO FINANCIAL STATEMENTS (continued)

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets for financial reporting purposes. Expenditures for major renewals and betterments that extend the useful lives are capitalized. Expenditures for normal maintenance and repairs are expensed as incurred. The cost of assets sold or abandoned and the related accumulated depreciation are eliminated from the accounts and any gains or losses are reflected in the accompanying statement of activities and changes in net deficiency in assets. The estimated useful life of the property and equipment approximates 5 years; leasehold improvements at 15 years; web sites and computer software at 3 years; furniture at 7 years.

Advertising and Promotional Costs

Advertising and Promational costs are expensed as incurred. Advertising expense was approximately **$24,605.11** as of December 31, 2016.

Federal Income Taxes

The Organization follows the guidance under FASB *Income Taxes*, which prescribes a comprehensive model for the financial statement recognition, measurement, presentation, and disclosure of uncertain in tax positions taken or expected to be taken in income tax returns. Management believes that it has not taken a tax position that, if challenged, would have a material effect on the Organization's financial statements. The Organization files tax forms in the federal jurisdiction within the United States and as of December 31, 2016, the Organization's tax returns related to the years ended December 31, 2016 has been filed remain open to possible examination by the Internal Revenue Service; however no tax returns are currently under examination.

Fixed Assets

At the end of December 31st, 2016 The Organization has no fixed assets to report.

D. Long-Term Debt

During 2016, the Organization had no long term debt.

Related Party

During 2016, the Organization no related party loans,

Commitments

The Organization does not lease office space or any equipment under an operating lease.

Reclaimant, LLC D.B.A. Fortress Presents

NOTES TO FINANCIAL STATEMENTS (continued)

Subsequent Events

In preparing the accompanying financial statements, management has evaluated all subsequent events and transactions for potential recognition or disclosure through December 2016, the date the financial statements were available for issuance.